April 14, 2014

Mara Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Sportsman’s Warehouse Holdings, Inc.

Registration Statement No. 333-194421

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus issued on April 7, 2014, and included as part of Amendment No. 3 to the above-mentioned Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 7, 2014, was distributed during the period from April 7, 2014 through 5:00 P.M., Eastern Time, on April 10, 2014, as follows:

775 prospectuses to underwriters

5518 prospectuses to institutions and others

Total: 6293

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of Sportsman’s Warehouse Holdings, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 4:00 P.M., Eastern Time, on April 16, 2014, or as soon thereafter as practicable.

* * *

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/S/ HUGH PAISLEY
	Name:	Hugh Paisley
	Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/S/ RICHARD COHN
	Name:	Richard Cohn
	Title:	Managing Director